EXECUTION COPY
Ref: KO/174770.000007

Dated 30 September 2013

(1)	CHINAEDU CORPORATION (as Borrower)

(2)	CHINA MERCHANTS BANK CO., LTD., HONG KONG BRANCH (as Lender)

USD36,000,000 FACILITY AGREEMENT

Eversheds
21/F, Gloucester Tower
The Landmark	Tel +852 2186 3200
15 Queens Road Central	Fax +852 2186 3201
Hong Kong	www.eversheds.com

CONTENTS

Clause		Page

1	Definitions and Interpretation	1
2	The Facility	8
3	Purpose	8
4	Conditions of Utilisation	8
5	Utilisation	9
6	Repayment	9
7	Prepayment and cancellation	10
8	Interest	11
9	Interest Periods	12
10	Changes to the calculation of interest	12
11	Fees	13
12	Tax gross-up and indemnities	14
13	Increased costs	16
14	Mitigation by the Lender	17
15	Other indemnities	18
16	Costs and expenses	19
17	Representations	19
18	Information undertakings	23
19	Reserved	25
20	General undertakings	25
21	Events of Default	29
22	Changes to the Lender	31
23	Changes to the Borrower	32
24	Payment mechanics	32
25	Set-off	34
26	Notices	34
27	Calculations and certificates	36
28	Partial invalidity	36
29	Remedies and waivers	36
30	Amendments and waivers	36
31	Counterparts	36
32	Governing law	37
33	Enforcement	37
Schedules
1	CONDITIONS PRECEDENT	39
2	REQUESTS	42
3	FORM OF COMPLIANCE CERTIFICATE	43
4	FORM OF CONFIDENTIALITY UNDERTAKING	44

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THIS AGREEMENT is dated ___ September 2013 and made

BETWEEN

(1)	CHINAEDU CORPORATION, an exempted company with limited liability incorporated under the laws of Cayman Islands, whose shares, as of the date of this Agreement, are listed on NASDAQ (stock code: CEDU) (the “Borrower”);

(2)	CHINA MERCHANTS BANK CO., LTD., HONG KONG BRANCH as Lender (the “Lender”).

IT IS AGREED as follows:

1.	Definitions and Interpretation

1.1	Definitions

In this Agreement:

“Affiliate” means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

“Authorisation” means:

(a)	an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation, lodgement or registration; or

(b)	in relation to anything which will be fully or partly prohibited or restricted by law if a Governmental Agency intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

“Availability Period” means the period from and including the date of this Agreement to but excluding the date falling three (3) Months from the date hereof.

“Available Commitment” means the Total Commitments minus:

(a)	the aggregate amount of the Loans that have been made; and

(b)	in relation to any proposed Utilisation, the aggregate amount of any Loans that are due to be made on or before the proposed Utilisation Date.

“BEA” means 东亚银行有限公司.

“BEA Loan” means the CNY160,000,000 and USD10,000,000 loan agreement between BEA and the Borrower dated 23 January 2013.

“BEA Outstanding Loan Amount” means the aggregate amount outstanding under the BEA Loan owed by the Borrower to BEA as confirmed by BEA pursuant to condition 15 of Schedule 1 (Conditions Precedent), as may be amended pursuant to Clause 4.1(b) (Conditions Precedent);

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“Break Costs” means the amount (if any) by which:

(a)	the interest which the Lender should have received pursuant to the terms of this Agreement for the period from the date of receipt of all or any part of the principal amount of a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

exceeds:

(b)	the amount of interest which the Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the Relevant Interbank Market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in Hong Kong, Beijing, New York and London.

“CNY” means renminbi, the lawful currency of the People’s Republic of China.

“Compliance Certificate” means a certificate delivered pursuant to Clause 18.2 (Compliance Certificate) and signed by two directors of the Borrower substantially in the form set out in Schedule 3 (Form of Compliance Certificate).

“Confidentiality Undertaking” means a confidentiality undertaking substantially in the form set out in Schedule 4 (Form of Confidentiality Undertaking) or in any other form agreed between the Borrower and the Lender.

“Default” means an Event of Default or any event or circumstance specified in Clause 21 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

“Event of Default” means any event or circumstance specified as such in Clause 21 (Events of Default).

“Facility” means the term loan facility made available under this Agreement as described in Clause 2 (The Facility).

“Facility Office” means the office or offices notified by the Lender to the Borrower in writing on or before the date it becomes the Lender (or, following that date, by not less than five Business Days’ written notice) as the office or offices through which it will perform its obligations under this Agreement.

“Final Repayment Date” means the earlier of:

(a)	date falling 36 Months from the date of this Agreement; or

(b)	ten (10) Business Days prior to the expiry of the Standby Letter of Credit.

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“Finance Document” means this Agreement, the Security Documents, any Utilisation Request and any other document designated as such by the Lender and the Borrower.

“Financial Indebtedness” means any indebtedness for or in respect of:

(a)	moneys borrowed;

(b)	any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with GAAP, be treated as a finance or capital lease;

(e)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f)	any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(g)	any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account);

(h)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

(i)	the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (h) above.

“GAAP” means generally accepted accounting principles in the United States of America.

“Governmental Agency” means any government or any governmental agency, semi-governmental or judicial entity or authority (including, without limitation, any stock exchange or any self-regulatory organisation established under statute).

“Group” means the Borrower and its Subsidiaries from time to time.

“Group Member” means each of the Borrower and wholly-owned Subsidiary of the Borrower.

“Holding Company” means, in relation to a person, any other person in respect of which it is a Subsidiary.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“Indirect Tax” means any goods and services tax, consumption tax, value added tax or any tax of a similar nature.

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“Interest Period” means, in relation to a Loan, each period determined in accordance with Clause 9 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 8.3 (Default interest).

“Lender PRC Branch” means China Merchants Bank Co., Ltd., Shenzhen Shangbu Branch (招商银行股份有限公司深圳上步支行), or such other branch designated by the Lender.

“LIBOR” means, for any interest period or any other period with respect to which LIBOR is to be calculated hereunder:

(a)	the annual rate of interest published or reported on the display designated as the British Bankers’ Association Interest Settlement Rate for USD (LIBOR01) for the relevant period displayed on the appropriate page of the Reuters screen (or any equivalent successor of that page or of that column) or, if such page is replaced or such service ceases to be available, such other page or service displaying the appropriate rate as the Lender may specify; and

(b)	if no such rate is offered as aforesaid or the rate offered is negative, LIBOR shall be the rate determined by the Lender to be the rate at which the Lender is able in accordance with its normal practice to obtain funds in amount comparable to the Loan and for the relevant interest period from the London interbank market, at or about 11:00 a.m. (London time) on the Quotation Day for the offering of deposits in USD and for a period comparable to the relevant interest period or such other period and in an amount comparable to the Loan or such other amount (as the case may be).

“Loan” means, as the context requires, a loan made or to be made under the Facility or the principal amount outstanding at any time of that loan.

“London Business Day” means a day on which USD deposits may be dealt with in the London interbank market.

“Margin” means 2.79 per cent per annum.

“Material Adverse Effect” means a material adverse effect on (a) the business, operations, property, condition (financial or otherwise) or prospects of the Group taken as a whole; (b) the ability of the Borrower to perform its obligations under the Finance Documents; or (c) the validity or enforceability of, or the rights or remedies of the Lender under, the Finance Documents.

“Merger” means the merger of Merger Sub and the Borrower as contemplated under the Merger Agreement.

“Merger Agreement” means the merger agreement to be entered into between, inter alia, Parent, Merger Sub and the Borrower.

“Merger Sub” means ChinaEdu Merger Sub Limited, an exempted company with limited liability incorporated or to be incorporated under the laws of Cayman Islands.

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“Month” means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)	subject to paragraph (c) below, if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c)	if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will apply only to the last Month of any period.

“Original Financial Statements” means in relation to the Borrower, its audited financial statements for its financial year ended 31 December 2012 and the audited consolidated financial statements of the Group for the financial year ended 31 December 2012.

“Parent” means ChinaEdu Parent Limited, an exempted company with limited liability incorporated or to be incorporated under the laws of Cayman Islands.

“Party” means a party to this Agreement.

“PRC” means People’s Republic of China.

“PRC Share Pledge Agreement (Hongcheng)” means the share pledge agreement executed or to be executed on or about the date hereof among the Lender as pledgee, the Borrower as pledgor and the HongCheng Technology Development Co. Ltd (弘成科技发展有限公司).

“PRC Share Pledge Agreement (Liye)” means the share pledge agreement executed or to be executed on or about the date hereof among the Lender as pledgee, the Borrower as pledgor and the Beijing HongCheng Liye Technology Co. Ltd. (北京弘成立业科技有限公司).

“Quotation Day” means, in relation to any period for which an interest rate is to be determined, two London Business Days prior to the first day of that period.

“Repayment Date” means (a) the last day of each successive period of six Months between the first Utilisation Date and the Final Repayment Date; and (b) the Final Repayment Date.

“Repeating Representations” means of any time each of the representations which are then made or deemed to be repeated under Clause 17.21 (Repetition) or any other Finance Document.

“Representative” means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

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“Security” means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Security Documents” means:

PRC Share Pledge Agreement (Hongcheng);

PRC Share Pledge Agreement (Liye);

Standby Letter of Credit;

any other document designated as such by the Lender and the Borrower.

“Standby Letter of Credit” means a standby letter of credit to be issued by the Lender PRC Branch to Lender on or about the date hereof securing the performance of the Borrower under this Agreement.

“Subsidiary” means, in relation to any company or corporation, a company or corporation:

(a)	which is controlled, directly or indirectly, by the first mentioned company or corporation;

(b)	more than half the issued equity share capital of which is beneficially owned, directly or indirectly, by the first mentioned company or corporation; or

(c)	which is a Subsidiary of another Subsidiary of the first mentioned company or corporation,

and for this purpose, a company or corporation shall be treated as being controlled by another if that other company or corporation is able to direct its affairs and/or to control the composition of its board of directors or equivalent body.

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Tax Deduction” has the meaning given to such term in Clause 12.1 (Tax definitions).

“Total Commitments” means the lowest of:

(a)	US$36,000,000;

(b)	95% of the USD Equivalent Amount of the Standby Letter of Credit; or

(c)	the BEA Outstanding Loan Amount,

to the extent not reduced, transferred or cancelled in accordance with this Agreement.

“Unpaid Sum” means any sum due and payable but unpaid by the Borrower or any of its Subsidiaries under the Finance Documents.

“USD” means United States Dollars, the lawful currency of the United States of America.

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“USD Equivalent Amount” means the amount of any other currency, which when converted into USD utilising the Lender’s spot rate of exchange for purchase of USD with that other currency at or about 11.00am Hong Kong time on the relevant date, is equal to the relevant amount of USD.

“Utilisation” means a utilisation of the Facility.

“Utilisation Date” means the date of a Utilisation, being the date on which the relevant Loan is to be made.

“Utilisation Request” means a notice substantially in the form set out in Schedule 2 (Requests).

1.2	Construction

(a)	Unless a contrary indication appears, any reference in this Agreement to:

(i)	any “Lender”, any “Borrower” or any “Party” shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

(ii)	“assets” includes present and future properties, revenues and rights of every description;

(iii)	a “Finance Document” or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated;

(iv)	“including” shall be construed as “including without limitation” (and cognate expressions shall be construed similarly);

(v)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(vi)	a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality);

(vii)	a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation; and

(viii)	a provision of law is a reference to that provision as amended or re-enacted.

(b)	Section, Clause and Schedule headings are for ease of reference only.

(c)	Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

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(d)	A Default (other than an Event of Default) is “continuing” if it has not been remedied or waived and an Event of Default is “continuing” if it has not been remedied or waived.

(e)	Where this Agreement specifies an amount in a given currency (the “specified currency”) “or its equivalent”, the “equivalent” is a reference to the amount of any other currency which, when converted into the specified currency utilising the Lender’s spot rate of exchange for the purchase of the specified currency with that other currency at or about 11:00am on the relevant date, is equal to the relevant amount in the specified currency.

2.	The Facility

2.1	The Facility

Subject to the terms of this Agreement, the Lender makes available to the Borrower a USD term loan facility in an aggregate amount equal to the Total Commitments.

3.	Purpose

3.1	Purpose

The Borrower shall solely apply all amounts borrowed by it under the Facility towards repayment of the BEA Loan. The Borrower hereby irrevocably and unconditionally instructs the Lender to make all payments in respect of the Facility directly to BEA (whose details the Borrower shall confirm in writing to the Lender at least two Business Days prior to the Utilisation Date).

3.2	Monitoring

No Lender is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4.	Conditions of Utilisation

4.1	Conditions precedent

(a)	The Borrower may not deliver a Utilisation Request unless the Lender has received all of the documents and other evidence listed in Schedule 1 (Conditions Precedent) in form and substance satisfactory to the Lender, no Default is continuing or would result from the proposed Loan, and the Repeating Representations to be made by the Borrower are true in all material respects. The Lender shall notify the Borrower and the Lender promptly upon being so satisfied.

(b)	If the Utilisation Date occurs later than 30 September 2013, conditions 15 and 16 of Schedule 1 (Conditions Precedent) shall be revised and amended to reflect the actual Utilisation Date.

4.2	Maximum number of Loans

The Borrower shall ensure that there is only one Loan under the Facility.

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5.	Utilisation

5.1	Delivery of a Utilisation Request

The Borrower may utilise the Facility by delivery to the Lender of a duly completed Utilisation Request not later than 3:00pm Hong Kong time two (2) Business Days before the proposed Utilisation Date.

5.2	Completion of a Utilisation Request

(a)	Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

(i)	the proposed Utilisation Date is a Business Day within the Availability Period;

(ii)	the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount); and

(iii)	the proposed first Interest Period complies with Clause 9 (Interest Periods).

(b)	Only one Loan may be requested in each Utilisation Request.

5.3	Currency and amount

(a)	The currency specified in a Utilisation Request must be USD.

(b)	The amount of the proposed Loan must be an amount equal to the Total Commitments on the proposed Utilisation Date.

5.4	Cancellation of Available Commitment

The Available Commitment which, at that time, are unutilised shall be immediately cancelled at 5:00pm Hong Kong time on the last day of the Availability Period.

6.	Repayment

6.1	Repayment of Loans

(a)	The Borrower shall repay the principal amount of the Loans made to it in instalments by repaying:

(i)	on the first Repayment Date, the USD Equivalent Amount of CNY5,000,000;

(ii)	on the second Repayment Date, the USD Equivalent Amount of CNY5,000,000;

(iii)	on the third Repayment Date, the USD Equivalent Amount of CNY5,000,000;

(iv)	on the fourth Repayment Date, the USD Equivalent Amount of CNY5,000,000;

(v)	on the fifth Repayment Date, the USD Equivalent Amount of CNY15,000,000; and

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(vi)	on the Final Repayment Date, all outstanding principal amounts under all the Loans.

(b)	Without prejudice to paragraph (a) above, the Borrower shall repay the principal amount of each Loan in full on the Final Repayment Date.

6.2	Reborrowing

The Borrower may not reborrow any part of the Facility which is repaid.

7.	Prepayment and cancellation

7.1	Illegality

If, at any time, it is or will become unlawful in any applicable jurisdiction for the Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in any Loan or it is or will become unlawful for any Affiliate of the Lender or the Lender to do so:

(a)	the Lender shall promptly notify the Borrower upon becoming aware of that event;

(b)	upon the Lender notifying the Borrower, the Commitment of the Lender will be immediately cancelled; and

(c)	the Borrower shall repay the Loans on the last day of the Interest Period for each Loan occurring after the Lender has notified the Borrower or, if earlier, the date specified by the Lender in the notice delivered to the Lender (being no earlier than the last day of any applicable grace period permitted by law).

7.2	Voluntary prepayment of Loans

(a)	The Borrower may, if it gives the Lender not less than five (5) Business Days’ (or such shorter period as the Lender may agree) prior notice, prepay the whole or any part of any Loan (but, if in part, being an amount that reduces the amount of the Loan by a minimum amount of US$2,000,000).

(b)	A Loan may be prepaid only after the last day of the Availability Period (or, if earlier, the day on which the Available Commitment is zero).

(c)	Any prepayment shall be made with accrued interest on the amount prepaid.

(d)	Any prepayment under this Clause 7.2 shall reduce the remaining obligations of the Borrower in inverse order of maturity.

7.3	Restrictions

(a)	Any notice of cancellation or prepayment given by any Party under this Clause 7 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

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(b)	Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

(c)	The Borrower may not reborrow any part of the Facility which is prepaid.

(d)	The Borrower shall not repay or prepay all or any part of any Loan or reduce any Commitment except at the times and in the manner expressly provided for in this Agreement.

(e)	If any Commitment is reduced in accordance with this Agreement, the amount of such reduction may not be subsequently reinstated.

8.	Interest

8.1	Calculation of interest

The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(a)	Margin; and

(b)	LIBOR.

8.2	Payment of interest

The Borrower shall pay accrued interest on each Loan on the last day of each Interest Period applicable to that Loan.

8.3	Default interest

(a)	If the Borrower fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the Unpaid Sum from the due date to the date of actual payment (both before and after judgment) at a rate which is, subject to paragraph (b) below, two (2) per cent. higher than the rate which would have been payable if the Unpaid Sum had, during the period of non-payment, constituted a Loan in the currency of the Unpaid Sum for successive Interest Periods, each of a duration selected by the Lender (acting reasonably). Any interest accruing under this Clause 8.3 shall be immediately payable by the Borrower on demand by the Lender.

(b)	If any Unpaid Sum consists of all or part of a Loan which became due on a day which was not the last day of an Interest Period relating to that Loan:

(i)	the first Interest Period for that Unpaid Sum shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan; and

(ii)	the rate of interest applying to the Unpaid Sum during that first Interest Period shall be two (2) per cent. higher than the rate which would have applied if the Unpaid Sum had not become due.

(c)	Default interest (if unpaid) arising on an Unpaid Sum will be compounded with the Unpaid Sum at the end of each Interest Period applicable to that Unpaid Sum but will remain immediately due and payable.

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8.4	Notification of rates of interest

The Lender shall promptly notify the Borrower of the determination of a rate of interest under this Agreement.

9.	Interest Periods

9.1	Interest Periods

(a)	Each Interest Period for a Loan shall be three (3) Months, provided that an Interest Period for the Loan shall not extend beyond the Final Repayment Date.

(b)	Each Interest Period for a Loan shall start on the Utilisation Date or (if already made) on the last day of the preceding Interest Period of such Loan.

9.2	Changes to Interest Periods

Prior to determining the interest rate for a Loan, the Lender may shorten an Interest Period for any Loan to ensure there are sufficient Loans (with an aggregate amount equal to or greater than the relevant repayment instalment) which have an Interest Period ending on a Repayment Date for the Borrower to make the repayment instalment due on that date pursuant to Clause 6.1 (Repayment of Loans).

9.3	Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

9.4	Consolidation and division of Loans

If the Interest Periods of two or more Loans end on the same date, those Loans will, be consolidated into, and treated as, a single Loan on the last day of the Interest Period.

10.	Changes to the calculation of interest

10.1	Market disruption

(a)	Subject to any alternative basis agreed and consented to as contemplated by paragraphs (a) and (b) of Clause 10.2 (Alternative basis of interest or funding), if a Market Disruption Event occurs in relation to a Loan for any Interest Period, then the rate of interest on that Loan for that Interest Period shall be the percentage rate per annum which is the sum of:

(i)	the Margin; and

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(ii)	the percentage rate per annum notified to the Borrower by the Lender, as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, as the cost to the Lender of funding its participation in that Loan from whatever source(s) it may reasonably select.

(b)	In this Agreement “Market Disruption Event” means:

(i)	at or about noon on the Quotation Day for the relevant Interest Period, LIBOR is not available; or

(ii)	before close of business in Hong Kong on the Quotation Day for the relevant Interest Period, the Lender notifies the Borrower that the cost to it of obtaining matching deposits in the London interbank market would be in excess of LIBOR.

10.2	Alternative basis of interest or funding

(a)	If a Market Disruption Event occurs and the Lender so requires, the Borrower shall enter into negotiations (for a period of not more than thirty days) with a view to agreeing a substitute basis for determining the rate of interest.

(b)	Any alternative basis agreed pursuant to paragraph (a) above shall, with the prior consent of the Borrower, be binding on all Parties.

(c)	For the avoidance of doubt, in the event that no substitute basis is agreed at the end of the thirty day period, the rate of interest shall continue to be determined in accordance with the terms of this Agreement.

10.3	Break Costs

(a)	The Borrower shall, within three Business Days of demand by the Lender, pay to the Lender its Break Costs attributable to all or any part of a Loan or Unpaid Sum being paid by the Borrower on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

(b)	The Lender shall, as soon as reasonably practicable after a demand by the Borrower, provide a certificate confirming the amount of its Break Costs for any Interest Period in which they accrue.

11.	Fees

11.1	Upfront fee

(a)	The Borrower shall pay to the Lender a lending fee in the sum of USD1,080,000 (being 3% of USD36,000,000) as follows, subject to sub-paragraph (b) below:

(i)	USD432,000 (being 1.2% of USD36,000,000) on the first Utilisation Date; and

(ii)	USD324,000 (being 0.9% of USD36,000,000) being shall be payable on the last Business Day before the expiry of 12 Months after the date of this Agreement; and

(iii)	USD324,000 (being 0.9% of USD36,000,000) shall be payable on the last Business Day before the expiry of 24 Months after the date of this Agreement.

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(b)	In the event of there is any prepayment of any Loan (which is not in accordance with Clause 6.1(a)) or an Event of Default, the full amount of the lending fee set out in sub-paragraph (a) above shall become due and payable immediately.

11.2	Commitment fee

(a)	The Borrower shall pay to the Lender a fee computed and accruing on a daily basis at the rate of 0.5 per cent. per annum, on the Available Commitment for the Availability Period.

(b)	The accrued commitment fee is payable in arrears as follows:

(i)	on the last day of each successive period of one Month which ends during the Availability Period;

(ii)	on the last day of the Availability Period.

12.	Tax gross-up and indemnities

12.1	Tax definitions

(a)	In this Clause 12:

“Tax Credit” means a credit against, relief or remission for, or repayment of any Tax.

“Tax Deduction” means a deduction or withholding for or on account of Tax from a payment under a Finance Document.

“Tax Payment” means an increased payment made by the Borrower to the Lender under Clause 12.2 (Tax gross-up) or a payment under Clause 12.3 (Tax indemnity).

(b)	Unless a contrary indication appears, in this Clause 12 a reference to “determines” or “determined” means a determination made in the absolute discretion of the person making the determination.

12.2	Tax gross-up

(a)	All payments to be made by the Borrower to the Lender under the Finance Documents shall be made free and clear of and without any Tax Deduction unless the Borrower is required to make a Tax Deduction, in which case the sum payable by the Borrower (in respect of which such Tax Deduction is required to be made) shall be increased to the extent necessary to ensure that the Lender receives a sum net of any deduction or withholding equal to the sum which it would have received had no such Tax Deduction been made or required to be made.

(b)	The Borrower shall promptly upon becoming aware that the Borrower must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Lender accordingly. Similarly, the Lender shall notify the Borrower on becoming so aware in respect of a payment payable to the Lender.

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(c)	If the Borrower is required to make a Tax Deduction, the Borrower shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(d)	Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Borrower making that Tax Deduction shall deliver to the Lender for the Lender entitled to the payment evidence reasonably satisfactory to the Lender that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

12.3	Tax indemnity

(a)	Without prejudice to Clause 12.2 (Tax gross-up), if the Lender is required to make any payment of or on account of Tax on or in relation to any sum received or receivable under the Finance Documents (including any sum deemed for purposes of Tax to be received or receivable by the Lender whether or not actually received or receivable) or if any liability in respect of any such payment is asserted, imposed, levied or assessed against the Lender, the Borrower shall, within three Business Days of demand of the Lender, promptly indemnify the Lender against such payment or liability, together with any interest, penalties, costs and expenses payable or incurred in connection therewith, provided that this Clause 12.3 shall not apply to:

(i)	any Tax imposed on and calculated by reference to the net income actually received or receivable by the Lender (but, for the avoidance of doubt, not including any sum deemed for purposes of Tax to be received or receivable by the Lender but not actually receivable) by the jurisdiction in which the Lender is incorporated; or

(ii)	any Tax imposed on and calculated by reference to the net income of the Facility Office of the Lender actually received or receivable by the Lender (but, for the avoidance of doubt, not including any sum deemed for purposes of Tax to be received or receivable by the Lender but not actually receivable) by the jurisdiction in which its Facility Office is located.

(b)	The Lender intending to make a claim under paragraph (a) shall notify the Borrower of the event giving rise to the claim.

12.4	Tax credit

If the Borrower makes a Tax Payment and the Lender determines that:

(a)	a Tax Credit is attributable to an increased payment of which that Tax Payment forms part, to that Tax Payment or to a Tax Deduction in consequence of which that Tax Payment was required; and

(b)	the Lender has obtained and utilised that Tax Credit,

the Lender shall pay an amount to the Borrower which the Lender determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Borrower.

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12.5	Stamp taxes

The Borrower shall:

(a)	pay all stamp duty, registration and other similar Taxes payable in respect of any Finance Document, and

(b)	within three Business Days of demand, indemnify the Lender against any cost, loss or liability the Lender incurs in relation to any stamp duty, registration or other similar Tax paid or payable in respect of any Finance Document.

12.6	Indirect tax

(a)	All amounts set out or expressed in a Finance Document to be payable by any Party to the Lender shall be deemed to be exclusive of any Indirect Tax. If any Indirect Tax is chargeable on any supply made by the Lender to any Party in connection with a Finance Document, that Party shall pay to the Lender (in addition to and at the same time as paying the consideration) an amount equal to the amount of the Indirect Tax.

(b)	Where a Finance Document requires any Party to reimburse the Lender for any costs or expenses, that Party shall also at the same time pay and indemnify the Lender against all Indirect Tax incurred by the Lender in respect of the costs or expenses to the extent the Lender reasonably determines that it is not entitled to credit or repayment in respect of the Indirect Tax.

13.	Increased costs

13.1	Increased costs

(a)	The Borrower shall, within three Business Days of a demand by the Lender, pay for the account of the Lender the amount of any Increased Costs incurred by the Lender or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or (ii) compliance with any law or regulation made after the date of this Agreement. The terms “law” and “regulation” in this paragraph (a) shall include any law or regulation concerning capital adequacy, prudential limits, liquidity, reserve assets or Tax.

(b)	In this Agreement “Increased Costs” means:

(i)	a reduction in the rate of return from the Facility or on the Lender’s (or its Affiliate’s) overall capital (including as a result of any reduction in the rate of return on capital brought about by more capital being required to be allocated by the Lender);

(ii)	an additional or increased cost; or

(iii)	a reduction of any amount due and payable under any Finance Document,

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which is incurred or suffered by the Lender or any of its Affiliates to the extent that it is attributable to the undertaking, funding or performance by the Lender of any of its obligations under any Finance Document.

13.2	Increased cost claims

(a)	If the Lender intends to make a claim pursuant to Clause 13.1 (Increased costs) shall notify the Borrower of the event giving rise to the claim.

(b)	The Lender shall, as soon as practicable after a demand by the Borrower, provide a certificate confirming the amount of its Increased Costs.

14.	Mitigation by the Lender

14.1	Mitigation

(a)	The Lender shall, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 7.1 (Illegality), Clause 12 (Tax gross-up and indemnities) or Clause 13 (Increased costs), including:

(i)	providing such information as the Borrower may reasonably request in order to permit the Borrower to determine its entitlement to claim any exemption or other relief (whether pursuant to a double taxation treaty or otherwise) from any obligation to make a Tax Deduction; and

(ii)	in relation to any circumstances which arise following the date of this Agreement, transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b)	Paragraph (a) above does not in any way limit the obligations of the Borrower under the Finance Documents.

14.2	Limitation of liability

(a)	The Borrower shall promptly indemnify the Lender for all costs and expenses incurred by the Lender as a result of steps taken by it under Clause 14.1 (Mitigation).

(b)	The Lender is not obliged to take any steps under Clause 14.1 (Mitigation) if, in the opinion of the Lender (acting reasonably), to do so might be prejudicial to it.

14.3	Conduct of business by the Lender

No provision of this Agreement will:

(a)	interfere with the right of the Lender to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b)	oblige the Lender to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

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(c)	oblige the Lender to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

15.	Other indemnities

15.1	Currency indemnity

(a)	If any sum due from the Borrower under the Finance Documents (a “Sum”), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the “First Currency”) in which that Sum is payable into another currency (the “Second Currency”) for the purpose of:

(i)	making or filing a claim or proof against the Borrower; or

(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

the Borrower shall as an independent obligation, within three Business Days of demand, indemnify the Lender to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)	The Borrower waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

15.2	Other indemnities

The Borrower shall, within three Business Days of demand, indemnify the Lender against any cost, loss or liability incurred by the Lender as a result of:

(a)	the occurrence of any Event of Default;

(b)	the information produced or approved by the Borrower being or being alleged to be misleading and/or deceptive in any respect;

(c)	any enquiry, investigation, subpoena (or similar order) or litigation with respect to the Borrower or with respect to the transactions contemplated or financed under this Agreement;

(d)	a failure by the Borrower to pay any amount due under a Finance Document on its due date or in the relevant currency;

(e)	funding, or making arrangements to fund, its participation in a Loan requested by the Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by the Lender alone); or

(f)	a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment given by the Borrower.

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15.3	Indemnity to the Lender

The Borrower shall promptly indemnify the Lender against any cost, loss or liability incurred by the Lender as a result of:

(a)	investigating any event which it reasonably believes is a Default; or

(b)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

16.	Costs and expenses

16.1	Transaction expenses

The Borrower shall, within ten Business Days of demand, pay the Lender the amount of all costs and expenses (including legal fees) reasonably incurred by it in connection with the negotiation, preparation, printing, execution and syndication of:

(a)	this Agreement and any other documents referred to in this Agreement; and

(b)	any other Finance Documents executed after the date of this Agreement.

16.2	Amendment costs

If (a) the Borrower requests an amendment, waiver or consent or (b) an amendment is required pursuant to Clause 24.8 (Change of currency), the Borrower shall, within three Business Days of demand, reimburse the Lender for the amount of all costs and expenses (including legal fees) reasonably incurred by the Lender in responding to, evaluating, negotiating or complying with that request or requirement.

16.3	Enforcement costs

The Borrower shall, within three Business Days of demand, pay to the Lender the amount of all costs and expenses (including legal fees) incurred by the Lender in connection with the enforcement of, or the preservation of any rights under, any Finance Document.

17.	Representations

The Borrower makes the representations and warranties set out in this Clause 17 to the Lender on the date of this Agreement.

17.1	Status

(a)	The Borrower is a company, duly incorporated and validly existing under the laws of the Cayman Islands.

(b)	The Borrower and each of its Subsidiaries has the power to own its assets and carry on its business as it is being conducted.

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17.2	Binding obligations

The obligations expressed to be assumed by it in each Finance Document are, subject to any general principles of law limiting its obligations which are specifically referred to in any legal opinion delivered in accordance with Clause 4 (Conditions of Utilisation), legal, valid, binding and enforceable obligations.

17.3	Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, the Finance Documents do not and will not conflict with:

(a)	any law or regulation applicable to it;

(b)	its and each of its Subsidiaries’ constitutional documents; or

(c)	any agreement or instrument binding upon it or any of its Subsidiaries or any of its or any of its Subsidiaries’ assets.

17.4	Power and authority

It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents.

17.5	Validity and admissibility in evidence

All Authorisations required or desirable:

(a)	to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party;

(b)	to make the Finance Documents to which it is a party admissible in evidence in its jurisdiction of incorporation; and

(c)	for it and its Subsidiaries to carry on their business, and which are material,

have been obtained or effected and are in full force and effect.

17.6	Governing law and enforcement

(a)	The choice of law specified in each of the Finance Documents will be recognised and enforced in its jurisdiction of incorporation.

(b)	Any judgment obtained in a jurisdiction to which it has expressly submitted pursuant to a Finance Document will be recognised and enforced in its jurisdiction of incorporation.

17.7	Deduction of Tax

It is not required under the law applicable where it is incorporated or resident or at the address specified in this Agreement to make any deduction for or on account of Tax from any payment it may make under any Finance Document.

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17.8	No filing or stamp taxes

Under the law of its jurisdiction of incorporation it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents.

17.9	No default

(a)	No Event of Default is continuing or might reasonably be expected to result from the making of any Utilisation.

(b)	No other event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on it or any of its Subsidiaries or to which its (or any of its Subsidiaries’) assets are subject which might have a Material Adverse Effect.

17.10	No misleading information

(a)	Any factual information contained in or provided by any member of the Group in relation to any of the Finance Documents or the transactions envisaged thereby was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

(b)	Any financial projections included in the information provided to the Lender in relation to any Finance Document or the transactions envisaged thereby have been prepared on the basis of recent historical information and on the basis of reasonable assumptions.

(c)	Nothing has occurred or no information has been given, omitted or withheld that results in the information provided to the Lender in relation to any of the Finance Documents or the transactions envisaged thereby being untrue or misleading in any material respect.

(d)	All information supplied by any member of the Group was true, complete and accurate in all material respects as at the date it was given and was not misleading in any respect.

17.11	Financial statements

(a)	Its financial statements most recently supplied to the Lender (which, at the date of this Agreement, are the Original Financial Statements) were prepared in accordance with GAAP consistently applied save to the extent expressly disclosed in such financial statements.

(b)	Its financial statements most recently supplied to the Lender (which, at the date of this Agreement, are the Original Financial Statements) give a true and fair view and represent its financial condition and operations (consolidated in the case of the Borrower) during the relevant financial year save to the extent expressly disclosed in such financial statements.

(c)	There has been no material adverse change in its business or financial condition (or the business or consolidated financial condition of the Group, in the case of the Borrower) since [30 June 2013].

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17.12	Pari passu ranking

Its payment obligations under the Finance Documents rank at least pari passu with the claims of all of its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

17.13	No proceedings pending or threatened

No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a Material Adverse Effect have (to the best of its knowledge and belief) been started or threatened against it or any of its Subsidiaries.

17.14	Authorised Signatures

Any person specified as its authorised signatory under Schedule 1 (Conditions Precedent) or Clause 18.4(e) (Information: miscellaneous) is authorised to sign Utilisation Requests (in the case of the Borrower only) and other notices on its behalf.

17.15	No immunity

It is subject to civil and commercial law with respect to its obligations under the Finance Documents. The entry into and performance by it of the Finance Documents constitute private and commercial acts performed for private and commercial purposes in relation to any Finance Document. Neither the Borrower nor any of its Subsidiaries and their respective assets enjoy any right of immunity from set-off, suit, execution, attachment or other legal process in any proceedings taken in its jurisdiction of incorporation.

17.16	BEA Loan

The aggregate amount outstanding under the BEA Loan as at 30 September 2013 is the aggregate of CNY161,627,062.50 and USD10,476,862.89.

17.17	Taxation

Neither the Borrower nor any of its Subsidiaries is materially overdue in the filing of any Tax returns and is not overdue in the payment of any amount. No claims or investigations are being, or might reasonably be expected to be, made or conducted against the Borrower or any of its Subsidiaries with respect to Taxes. Each Group Member is resident for Tax purposes only in the jurisdiction of its incorporation.

17.18	Good title to assets

Each of it has:

(a)	valid title to, or valid leases or licences of, or is otherwise entitled to use, and all appropriate authorisations to use, the assets necessary to carry on its business as presently conducted; and

(b)	good and marketable title to the assets expressed to be subject to the Security created by it pursuant to each Security Document, free from all Security except the Security created pursuant to, or permitted by, the Finance Document.

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17.19	US tax and laws

The Lender will not become subject to any legal or tax liability in the United States of America solely as a result of entering and performing its role as Lender under the Finance Documents.

17.20	Bank Accounts

Other than its bank accounts operated by the Lender, the Borrower has no other bank accounts outside the PRC apart from the below bank accounts:

Bank Account Name	:	ChinaEdu Corporation
Bank Account Number	:	1800690
Bank Name	:	Credit Agricole (Suisse) S.A., Singapore
Bank Address	:	Singapore branch 168 Robinson RD 23-03 Capital Tower Singapore 068912
Swift Code	:	AGRISG2X
Correspondent Bank	:	JP Morgan Chase Bank N. A., New York
Swift Code	:	CHASUS33, ABA: 021000021
Account Number	:	796706877

Account Name	:	ChinaEdu Corporation
Bank Account Number	:	500-570866-838
Bank Name	:	The Hongkong and Shanghai Banking Corporation Limited
Bank Address	:	1 Queen’s Road Central Hong Kong
Swift Code	:	HSBCHKHHHKH

17.21	Repetition

The Repeating Representations are deemed to be made by the Borrower by reference to the facts and circumstances then existing on the date of each Utilisation Request and the first day of each Interest Period.

18.	Information undertakings

The undertakings in this Clause 18 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Total Commitments is in force.

18.1	Financial statements

The Borrower shall supply to the Lender:

(a)	as soon as the same become available, but in any event within 120 days after the end of each of its financial years, its audited consolidated financial statements for that financial year; and

(b)	as soon as the same become available, but in any event within 90 days after the end of each half of each of its financial years, its consolidated financial statements for that financial half year.

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18.2	Compliance Certificate

(a)	The Borrower shall supply to the Lender, with each set of financial statements delivered pursuant to paragraph (a) or (b) of Clause 18.1 (Financial statements), a Compliance Certificate.

(b)	Each Compliance Certificate delivered pursuant to paragraph (a) above shall be signed by two directors of the Borrower.

18.3	Requirements as to financial statements

(a)	Each set of financial statements delivered by the Borrower pursuant to Clause 18.1 (Financial statements) shall be certified by a director of the Borrower as fairly representing its financial condition as at the date as at which those financial statements were drawn up.

(b)	The Borrower shall procure that each set of financial statements delivered pursuant to Clause 18.1 (Financial statements) is prepared using GAAP.

(c)	The Borrower shall procure that each set of financial statements of the Borrower delivered pursuant to Clause 18.1 (Financial statements) is prepared using GAAP, accounting practices and financial reference periods consistent with those applied in the preparation of the Original Financial Statements unless, in relation to any set of financial statements, it notifies the Lender that there has been a change in GAAP, the accounting practices or reference periods and its auditors (or, if appropriate, the auditors of the Borrower) deliver to the Lender:

(i)	a description of any change necessary for those financial statements to reflect the GAAP, accounting practices and reference periods upon which the Original Financial Statements were prepared; and

(ii)	sufficient information, in form and substance as may be reasonably required by the Lender.

Any reference in this Agreement to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.

18.4	Information: miscellaneous

The Borrower shall supply to the Lender:

(a)	all documents dispatched by the Borrower to its shareholders (or any class of them) or its creditors generally at the same time as they are despatched;

(b)	promptly, any announcement, notice or other document relating specifically to the Borrower posted onto any electronic website maintained by any stock exchange on which shares in or other securities of the Borrower are listed or any electronic website required by any such stock exchange to be maintained by or on behalf of the Borrower;

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(c)	promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any member of the Group, and which might, if adversely determined, have a Material Adverse Effect;

(d)	promptly, such further information regarding the financial condition, business and operations of any member of the Group as the Lender may reasonably request; and

(e)	promptly, notice of any change in authorised signatories of the Borrower signed by a director or company secretary of the Borrower accompanied by specimen signatures of any new authorised signatories.

18.5	Notification of default

(a)	The Borrower shall notify the Lender of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.

(b)	Promptly upon a request by the Lender, the Borrower shall supply to the Lender a certificate signed by two of its directors or senior officers on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

18.6	Year end

The Borrower shall not change its financial year end without written consent of the Lender.

18.7	“Know your customer” checks

The Borrower shall promptly upon the request of the Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Lender in order for the Lender to conduct any “know your customer” or other similar procedures under applicable laws and regulations.

19.	Reserved

20.	General undertakings

The undertakings in this Clause 20 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Available Commitment is in force.

20.1	Authorisations

The Borrower shall promptly:

(a)	obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b)	supply certified copies to the Lender of,

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any Authorisation required to enable it to perform its obligations under the Finance Documents and to ensure the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation of any Finance Document.

20.2	Compliance with laws

The Borrower shall comply in all respects with all laws to which it may be subject, if failure so to comply would materially impair its ability to perform its obligations under the Finance Documents.

20.3	Pari passu ranking

The Borrower shall ensure that its payment obligations under the Finance Documents rank and continue to rank at least pari passu with the claims of all of its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

20.4	Negative pledge

In this Clause 20.4, “Quasi-Security” means an arrangement or transaction described in paragraph (b) below.

(a)	The Borrower shall not (and the Borrower shall ensure that no other member of the Group will) create or permit to subsist any Security over any of its assets (except in respect of the BEA Loan in respect of the Borrower, which shall be fully discharged immediately on the Utilisation Date).

(b)	The Borrower shall not (and the Borrower shall ensure that no other member of the Group will):

(i)	sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by the Borrower or any other member of the Group;

(ii)	sell, transfer or otherwise dispose of any of its receivables on recourse terms;

(iii)	enter into or permit to subsist any title retention arrangement;

(iv)	enter into or permit to subsist any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(v)	enter into or permit to subsist any other preferential arrangement having a similar effect,

in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

20.5	Disposals

The Borrower shall not (and the Borrower shall ensure that no other member of the Group will), enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any assets with an aggregate value exceeding US$5,000,000.

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20.6	Merger

The Borrower shall not (and the Borrower shall ensure that no other member of the Group will) enter into any amalgamation, demerger, merger or corporate reconstruction except for the merger between the Borrower and Merger Sub as contemplated under the Merger Agreement.

20.7	Change of business

The Borrower shall procure that no substantial change is made to the general nature of the business of the Borrower or the Group from that carried on at the date of this Agreement.

20.8	Acquisitions

The Borrower shall not (and the Borrower shall ensure that no other member of the Group will) acquire any company, business, assets or undertaking or make any investment with an aggregate value exceeding US$5,000,000.

20.9	Loans and guarantees

The Borrower shall not (and the Borrower shall ensure that no member of the Group will) make or allow to subsist any loans, grant any credit (save in the ordinary course of business) or give or allow to remain outstanding any guarantee or indemnity (except as required under any of the Finance Documents) to or for the benefit of any person or otherwise voluntarily assume any liability, whether actual or contingent, in respect of any obligation of any person.

20.10	Financial Indebtedness

The Borrower shall not (and the Borrower shall ensure that no other member of the Group will) incur or permit to remain outstanding any Financial Indebtedness (except pursuant to the Finance Documents).

20.11	Access

If an Event of Default is continuing or the Lender reasonably suspects an Event of Default is continuing or may occur, the Borrower shall ensure that each Group Member will permit the Lender and/or accountants or other professional advisers and contractors of the Lender free access at all reasonable times and on reasonable notice at the risk and cost of the Borrower to the premises, assets, books, accounts and records of each Group Member.

20.12	Use of Proceeds

The Borrower shall only utilise the proceeds of the Loans for the purpose set out in Clause 3 (Purpose) of this Agreement.

20.13	Dividends

The Borrower shall not declare or make payment by way of dividends or other distributions to any of its shareholders until all principal, interest and other amounts under this Agreement has been irrevocably and conditionally repaid in full.

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20.14	Distributions from Beijing HongCheng Liye Technology Co. Ltd. (北京弘成立业科技有限公司) and HongCheng Technology Development Co. Ltd (弘成科技发展有限公司)

The Borrower shall ensure and procure that all dividends and distributions made by Beijing HongCheng Liye Technology Co. Ltd. (北京弘成立业科技有限公司) and HongCheng Technology Development Co. Ltd (弘成科技发展有限公司) shall be used solely to repay the Loan insofar as any Loan is not discharged in full.

20.15	Taxation

The Borrower shall (and shall ensure that each of its Subsidiaries will) pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that:

(a)	such payment is being contested in good faith;

(b)	adequate reserves are being maintained for those Taxes and the costs required to contest them which have been disclosed in the applicable latest financial statements delivered to the Lender under Clause 18.1 (Financial statements); and

(c)	such payment can be lawfully withheld and failure to pay those Taxes does not have or might reasonably be expected to have a Material Adverse Effect.

No Group Member shall change its residence for Tax purposes.

20.16	PRC and Cayman Islands Security Registrations

The Borrower shall ensure and procure that the following is completed and obtained for the Lender to its satisfaction by no later than the respective deadlines specified below:

(a)	The written and unconditional approval issued by the PRC Ministry of Commerce approving each of the PRC Share Pledge Agreement (Liye) and PRC Share Pledge Agreement (Hongcheng) by no later than 6 Months from the date of this Agreement.

(b)	The registration certificate issued by the PRC Administration for Industry and Commerce regarding each of the PRC Share Pledge Agreement (Liye) and PRC Share Pledge Agreement (Hongcheng) by no later than 6 Months from the date of this Agreement.

20.17	Standby Letter of Credit

The Borrower shall (and shall procure) that the necessary Security is given to Lender PRC Branch to enable Lender PRC Branch to issue the Standby Letter of Credit to Lender on or before the first Utilisation Date.

20.18	No Finance Document in Cayman Islands

Without prejudice to the Borrower’s obligations under Clause 12.5 (Stamp taxes), the Borrower shall (and shall procure) that no Finance Document is executed in, brought into or produced before a court in the Cayman Islands without the Lender’s prior written consent.

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20.19	Bank Accounts

(a)	Except in respect of the bank accounts specified in Clause 17.20 (Bank Accounts), the Borrower shall not open any bank accounts outside of the PRC without the prior written consent of the Lender.

(b)	In respect of the bank accounts specified in Clause 17.20 (Bank Accounts), the Borrower shall promptly (in any event not later than two Business Days upon such statements being issued by the relevant bank) provide copies of all monthly bank statements to the Lender.

21.	Events of Default

Each of the events or circumstances set out in the following sub-clauses of this Clause 21 (other than Clause 21.12) is an Event of Default.

21.1	Non-payment

The Borrower does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable.

21.2	Other obligations

The Borrower does not comply with any provision of the Finance Documents (other than those referred to in Clause 21.1 (Non-payment)).

21.3	Misrepresentation

Any representation or statement made or deemed to be made by the Borrower in the Finance Documents or any other document delivered by or on behalf of the Borrower under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

21.4	Cross default

(a)	Any Financial Indebtedness of any member of the Group is not paid when due nor within any originally applicable grace period.

(b)	Any Financial Indebtedness of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c)	Any commitment for any Financial Indebtedness of any member of the Group is cancelled or suspended by a creditor of any member of the Group as a result of an event of default (however described).

(d)	Any creditor of any member of the Group becomes entitled to declare any Financial Indebtedness of any member of the Group due and payable prior to its specified maturity as a result of an event of default (however described).

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21.5	Insolvency

(a)	A member of the Group is or is presumed or deemed to be unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

(b)	The value of the assets of any member of the Group is less than its liabilities (taking into account contingent and prospective liabilities).

(c)	A moratorium is declared in respect of any indebtedness of any member of the Group.

21.6	Insolvency proceedings

Any corporate action, legal proceedings or other procedure or step is taken in relation to:

(a)	the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration, provisional supervision or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any member of the Group other than a solvent liquidation or reorganisation of any member of the Group which is not the Borrower;

(b)	a composition or arrangement with any creditor of any member of the Group, or an assignment for the benefit of creditors generally of any member of the Group or a class of such creditors;

(c)	the appointment of a liquidator (other than in respect of a solvent liquidation of a member of the Group which is not the Borrower), receiver, administrator, administrative receiver, compulsory manager, provisional supervisor or other similar officer in respect of any member of the Group or any of its assets; or

(d)	enforcement of any Security over any assets of any member of the Group,

or any analogous procedure or step is taken in any jurisdiction.

21.7	Creditors’ process

Any expropriation, attachment, sequestration, distress or execution affects any asset or assets of a member of the Group.

21.8	Unlawfulness

It is or becomes unlawful for the Borrower to perform any of its obligations under the Finance Documents.

21.9	Repudiation

The Borrower repudiates a Finance Document or evidences an intention to repudiate a Finance Document.

21.10	Cessation of business

The Borrower suspends or ceases to carry on all or a material part of its business or of the business of the Group taken as a whole.

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21.11	Material adverse change

Any event or circumstance occurs which has or is reasonably likely to have a Material Adverse Effect.

21.12	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Lender may, by notice to the Borrower:

(a)	cancel the Available Commitments (and reduce them to zero), whereupon they shall immediately be cancelled (and reduced to zero); or

(b)	cancel any part of any Available Commitment (and reduce such Available Commitment accordingly), whereupon the relevant part shall immediately be cancelled (and the relevant Available Commitment shall be immediately reduced accordingly); and/or

(c)	declare that all or part of the Loans, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable; and/or

(d)	declare that all or part of the Loans be payable on demand, whereupon they shall immediately become payable on demand by the Lender.

22.	Changes to the Lender

22.1	The Lender may, at any time, without the Borrower’s prior consent, assign any of its rights and/or transfer all or any of its rights and benefits in respect of the Facility, and for this purpose the Lender may make such disclosure in relation to the Facility subject to the terms set out in Clause 22.3. The Lender may only transfer all or any of its obligations in respect of the Facility with the consent of the Borrower (such consent not to be unreasonably withheld).

22.2	The Borrower acknowledges that any person to which the rights, benefits and/or obligations of the Lender may from time to time be so assigned or transferred shall be entitled to the benefit of this Agreement and each other Finance Document as if such person had constituted an lender under this Agreement to the extent of such assignment or transfer.

22.3	The Borrower agrees that the Lender may at any time disclose such information relating to the Borrower and other Group Member as shall come into their possession whether or not in relation to the Facility:

(a)	to any prospective assignee, new lender or sub-participant (or agent or advisor of any of the foregoing);

(b)	to their respective advisers, professional or otherwise or their respective service providers who are under an obligation of confidentiality to the Lender;

(c)	to any of its Affiliates;

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(d)	any rating agency, insurer or insurance broker of, or direct or indirect provider of credit protection to the Lender or any of its Affiliate who are under an obligation of confidentiality to the Lender;

(e)	to its head office and any other branches;

(f)	if required to do so by an order of a court in any jurisdiction;

(g)	under any law or regulation or to any applicable regulatory authority (including the Hong Kong Monetary Authority) or supervisory, governmental or quasi-governmental authority in any jurisdiction;

(h)	to whom information is required to be disclosed in connection with, and for the purposes of any litigation, arbitration, administrative or other investigations, proceedings or disputes; or

(i)	where such information shall have already entered the public domain,

and in the case of any disclosure under paragraphs (a) and (b) above above, subject to requiring and receiving a written confidentiality undertaking substantially in the form of Schedule 4 (Form of Confidentiality Undertaking), a copy of which shall, as soon as practicable, be delivered to the Borrower.

23.	Changes to the Borrower

23.1	The Borrower may not assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

24.	Payment mechanics

24.1	Payments to the Lender

(a)	On each date on which the Borrower is required to make a payment under a Finance Document, the Borrower shall make the same available to the Lender (unless a contrary indication appears in a Finance Document) for value before 11:00am Hong Kong time on the due date in USD.

(b)	Payment shall be made to such account in the principal financial centre of the country of that currency with such bank as the Lender specifies.

24.2	Distributions to the Borrower

The Lender may (with the consent of the Borrower or in accordance with Clause 25 (Set-off)) apply any amount received by it for the Borrower in or towards payment (in the currency and funds of receipt) of any amount due from the Borrower under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

24.3	Clawback

(a)	Where a sum is to be paid to the Lender under the Finance Documents for another Party, the Lender is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

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(b)	If the Lender pays an amount to another Party and it proves to be the case that the Lender had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Lender shall on demand refund the same to the Lender together with interest on that amount from the date of payment to the date of receipt by the Lender, calculated by the Lender to reflect its cost of funds.

24.4	Partial payments

(a)	If the Lender receives a payment that is insufficient to discharge all the amounts then due and payable by the Borrower under the Finance Documents, the Lender shall apply that payment towards the obligations of the Borrower under the Finance Documents in the following order:

(i)	first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Lender under the Finance Documents;

(ii)	secondly, in or towards payment pro rata of any accrued interest, fee (other than as provided in (i) above) or commission due but unpaid under this Agreement;

(iii)	thirdly, in or towards payment pro rata of any principal due but unpaid under this Agreement; and

(iv)	fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(b)	Paragraph (a) above will override any appropriation made by the Borrower.

24.5	No set-off by the Borrower

All payments to be made by the Borrower under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

24.6	Business Days

(a)	Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal or Unpaid Sum under paragraph (a) above, interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

24.7	Currency of account

(a)	Subject to paragraphs (b) and (c) below, USD is the currency of account and payment for any sum due from the Borrower under any Finance Document.

(b)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

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(c)	Any amount expressed to be payable in a currency other than USD shall be paid in that other currency.

24.8	Change of currency

(a)	Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i)	any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Lender (after consultation with the Borrower); and

(ii)	any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Lender (acting reasonably).

If a change in any currency of a country occurs, this Agreement will, to the extent the Lender specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

25.	Set-off

The Lender may set off any matured obligation due from the Borrower under the Finance Documents (to the extent beneficially owned by the Lender) against any matured obligation owed by the Lender to the Borrower, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Lender may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

26.	Notices

26.1	Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

26.2	Addresses

The address and fax numbers (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(a)	in the case of the Borrower:

ChinaEdu Corporation

Gehua Tower, 4th Flr-A

Qinglong Hutong No.1

Dong Cheng District

Beijing 100007, PRC

Fax: +86 10 8418 7331

Attn: Mr Simon Mei

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(b)	in the case of the Lender:

China Merchants Bank Co., Ltd.

20/F Bank of America Tower

12 Harcourt Road

Central, Hong Kong

Fax: +852 3111 0801

Attn: Amy Wong / Chan Sui Yee / Linda Lo

or any substitute address, fax number or department or officer as the Party may notify to the Lender (or the Lender may notify to the other Parties, if a change is made by the Lender) by not less than five Business Days’ notice.

26.3	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will be effective:

(i)	if by way of fax, only when received in legible form; or

(ii)	if by way of letter, only when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address;

and, if a particular department or officer is specified as part of its address details provided under Clause 26.2 (Addresses), if addressed to that department or officer.

(b)	Any communication or document to be made or delivered to the Lender will be effective only when actually received by the Lender and then only if it is expressly marked for the attention of the department or officer identified with the Lender’s signature below (or any substitute department or officer as the Lender shall specify for this purpose).

(c)	Any communication or document which becomes effective, in accordance with paragraphs (a) to (b) above, after 5:00pm Hong Kong time in the place of receipt shall be deemed only to become effective on the following day.

26.4	English language

(a)	Any notice given under or in connection with any Finance Document must be in English.

(b)	All other documents provided under or in connection with any Finance Document must be:

(i)	in English; or

(ii)	if not in English, and if so required by the Lender, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

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27.	Calculations and certificates

27.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by the Lender are prima facie evidence of the matters to which they relate.

27.2	Certificates and determinations

Any certification or determination by the Lender of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

27.3	Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

28.	Partial invalidity

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

29.	Remedies and waivers

No failure to exercise, nor any delay in exercising, on the part of the Lender, any right or remedy under the Finance Documents shall operate as a waiver of any such right or remedy or constitute an election to affirm any of the Finance Documents. No election to affirm any of the Finance Documents on the part of the Lender shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

30.	Amendments and waivers

Any term of the Finance Documents may be amended or waived only with the consent of the Lender and the Borrower and any such amendment or waiver will be binding on all Parties.

31.	Counterparts

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

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32.	Governing law

This Agreement is governed by the laws of Hong Kong.

33.	Enforcement

33.1	Jurisdiction of Hong Kong courts

(a)	The courts of Hong Kong have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including any dispute regarding the existence, validity or termination of this Agreement) (a “Dispute”).

(b)	The Parties agree that the courts of Hong Kong are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)	This Clause 33.1 is for the benefit of the Lender only. As a result, Lender shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Lender may take concurrent proceedings in any number of jurisdictions.

33.2	Service of process

Without prejudice to any other mode of service allowed under any relevant law, the Borrower:

(a)	irrevocably appoints Pang & Co. at its registered office at 21st Floor, CCB Tower, 3 Connaught Road Central, Hong Kong (Telephone: +852 3923 1111 Fax: +852 3923 1100) as its agent for service of process in relation to any proceedings before the Hong Kong courts in connection with any Finance Document; and

(b)	agrees that failure by a process agent to notify the Borrower of the process will not invalidate the proceedings concerned.

The Borrower expressly agrees and consents to the provisions of this Clause 33.2.

33.3	Waiver of immunities

The Borrower irrevocably waives, to the extent permitted by applicable law, with respect to itself and its revenues and assets (irrespective of their use or intended use), all immunity on the grounds of sovereignty or other similar grounds from:

(a)	suit;

(b)	jurisdiction of any court;

(c)	relief by way of injunction or order for specific performance or recovery of property;

(d)	attachment of its assets (whether before or after judgment); and

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(e)	execution or enforcement of any judgment to which it or its revenues or assets might otherwise be entitled in any proceedings in the courts of any jurisdiction (and irrevocably agrees, to the extent permitted by applicable law, that it will not claim any immunity in any such proceedings).

This Agreement has been entered into on the date stated at the beginning of this Agreement.

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SCHEDULE 1

CONDITIONS PRECEDENT

Borrower

1.	A copy of the constitutional documents of the Borrower.

2.	A copy of a resolution of the board of directors of the Borrower:

(a)	approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

(b)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf;

(c)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request and Selection Notice) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

3.	A specimen of the signature of each person authorised by the resolution referred to in paragraph 2 above.

4.	A current certificate of good standing issued by the Cayman Islands Registrar of Companies in respect of the Borrower.

5.	A certificate from the Borrower, signed by a director, confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on it to be exceeded.

6.	A certificate of an authorised signatory of the Borrower certifying that each copy document relating to it specified in this Schedule 1 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

PRC documents

7.	Copies of following constitutional documents of each of Beijing HongCheng Liye Technology Co. Ltd. (北京弘成立业科技有限公司) and HongCheng Technology Development Co. Ltd (弘成科技发展有限公司):

(a)	its latest approval certificate;

(b)	its latest business license;

(c)	its articles of association and all amendments thereto (if any);

(d)	its approval letter issued by local counterpart of Ministry of Commerce regarding the establishment of Beijing HongCheng Liye Technology Co. Ltd. (北京弘成立业科技有限公司) and HongCheng Technology Development Co. Ltd (弘成科技发展有限公司) and amendment to each of its articles of association;

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(e)	its latest capital verification report issued by public accountant;

(f)	the current list of directors of each of Beijing HongCheng Liye Technology Co. Ltd. (北京弘成立业科技有限公司) and HongCheng Technology Development Co. Ltd (弘成科技发展有限公司);

(g)	the board resolution of each of Beijing HongCheng Liye Technology Co. Ltd. (北京弘成立业科技有限公司) and HongCheng Technology Development Co. Ltd (弘成科技发展有限公司) approving the terms of and the transactions under the PRC equity pledge contract to which the relevant PRC company is a party and authorising a signatory to sign the relevant PRC equity pledge contract; and

(h)	the specimen signatures of the authorized signatories referred to under the board resolutions above.

8.	Copies of following constitutional documents of 北京弘成教育科技有限公司:

(a)	its latest business license;

(b)	its articles of association and all amendments thereto;

(c)	its latest capital verification report issued by public accountant; and

(d)	the current list of directors of each of 北京弘成教育科技有限公司.

9.	Original of a duly executed PRC Share Pledge Agreement (Liye).

10.	Original of a duly executed PRC Share Pledge Agreement (Hongcheng).

11.	Standby Letter of Credit issued from Lender PRC Branch to Lender.

Legal opinions

12.	A legal opinion in relation to Hong Kong law from Eversheds addressed to the Lender in a form satisfactory to the Lender.

13.	A legal opinion as to Cayman Islands law from Mourant Ozannes addressed to the Lender in a form satisfactory to the Lender.

14.	A legal opinion as to People’s Republic of China law from Fangda Partners addressed to the Lender in a form satisfactory to the Lender.

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Other documents and evidence

15.	Letter from BEA addressed to the Lender, confirming that (i) the full amount outstanding under the BEA Loan (including outstanding principal and interest amounts) as at 30 September 2013 is the aggregate of CNY161,627,062.50 and USD10,476,862.89, (ii) BEA shall unconditionally and irrevocably release and discharge the BEA Loan and procure the release and discharge of all security over the Group’s assets in relation to the BEA Loan upon receipt of the aggregate of CNY161,627,062.50 and USD10,476,862.89 from the Company (or the Lender or such other persons on its behalf), (iii) setting out the details of the account to which the funds are required to be paid into for such release and discharge to become effective, and (iv) confirming that upon receipt of this amount, BEA will undertake (at no further costs to the Borrower or Lender) to promptly file and register all necessary documents in order to ensure the effective release and discharge of all relevant security over the Group’s assets and facilitate the registration of new security by the Lender over mortgaged properties in Schedule 4 of the <<最高额质押合同>> between 北京弘成教育科技有限公司 as pledgor and BEA Beijing branch (东亚银行(中国)有限公司北京分行) as pledgee and publicly notarised by 中华人民共和国北京市中信公证处 on 17 January 2013.

16.	Evidence satisfactory to the Lender confirming that the Borrower has irrevocably and unconditionally paid to BEA an amount equal to BEA Loan Outstanding Amount less Total Commitments plus USD432,000.

17.	Evidence that any process agent referred to in Clause 33.2 (Service of process), has accepted its appointment.

18.	The Original Financial Statements of the Borrower.

19.	Evidence that the fees, costs and expenses then due from the Borrower pursuant to Clause 11 (Fees) and Clause 16 (Costs and expenses) have been paid or will be paid by the first Utilisation Date.

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SCHEDULE 2

REQUESTS

Utilisation Request

From	:	ChinaEdu Corporation

To	:	China Merchants Bank Co., Ltd., Hong Kong Branch

Date	:	[●]

Dear Sirs,

ChinaEdu Corporation – US$36,000,000 Facility Agreement

dated [●] (the “Facility Agreement”)

1.	We refer to the Facility Agreement. This is a Utilisation Request. Terms defined in the Facility Agreement shall have the same meaning in this Utilisation Request.

2.	We wish to borrow a Loan on the following terms:

Proposed Utilisation Date	:	[●] (or, if that is not a Business Day, the next Business Day)

Amount	:	[●] or, if less, the Available Commitment

First Interest Period	:	[●]

We confirm that each condition specified in Clause 4.1 (Conditions precedent) is satisfied on the date of this Utilisation Request.

The proceeds of this Loan should be credited to [account].

This Utilisation Request is irrevocable.

Yours faithfully,

authorised signatory for
ChinaEdu Corporation

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SCHEDULE 3

FORM OF COMPLIANCE CERTIFICATE

To	:	China Merchants Bank Co., Ltd., Hong Kong Branch

From	:	ChinaEdu Corporation

Date	:	[●]

Dear Sirs,

ChinaEdu Corporation – USD36,000,000 Facility Agreement
dated [●] (the “Facility Agreement”)

We refer to the Facility Agreement. This is a Compliance Certificate. Terms used in the Facility Agreement shall have the same meaning in this Compliance Certificate.

[We confirm that no Default is continuing.] *

Signed:
	Director	Director
	Of	of
	ChinaEdu Corporation	ChinaEdu Corporation

Borrower	Security	Total Principal Amount of Indebtedness Secured

*	If this statement cannot be made, the certificate should identify any Default that is continuing and the steps, if any, being taken to remedy it.

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SCHEDULE 4

FORM OF CONFIDENTIALITY UNDERTAKING

To	:	China Merchants Bank Co., Ltd., Hong Kong Branch

Attention	:	[●]

Date	:	[●]

Dear Sirs,

USD36,000,000 Term Loan Facility Agreement dated [●] for ChinaEdu Corporation as Borrower (the “Facility Agreement”)

We refer to the Facility Agreement, a copy of which has been (or will be upon execution of this undertaking) provided to us. Capitalised terms used herein and not otherwise defined shall have the same meaning as in the Agreement. We may from time to time have access to a number of agreements and other non-public, confidential proprietary information regarding the Borrower/Group and the Facility (the “Confidential Information”).

In consideration of your supplying or agreeing to the supply of, such Confidential Information to us, by signature of this letter we undertake:

1. (a) to maintain the confidentiality of the Confidential Information;

(b)	not to use the Confidential Information for any purposes other than the purpose of the Facility;

(c)	to refrain from disclosing the Confidential Information to any third party (unless expressly permitted in this undertaking) and to take reasonable measures to prevent such disclosure; and

(d)	upon written demand from you, to:

(i)	return the Confidential Information and any copies of it to you; or

(ii)	confirm to you in writing that it has been destroyed,

save that we shall be permitted to retain one copy of the Confidential Information for legal, regulatory, compliance or internal records purpose.

2.	Subject to paragraph 1 above, and provided the persons below are subject to the same duties as us under paragraph 1 above we shall be entitled to disclose the Confidential Information to:

(a)	our employees, agents, legal advisors or other professional advisors;

(b)	our affiliates, branches or representative offices and their respective employees, agents, legal advisors or other professional advisors;

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(c)	any person to (or through) whom we assign or transfer (or may potentially assign or transfer) all or any of our rights, benefits and obligations under the Agreement;

(d)	any sub-participant in relation to the Agreement;

(e)	any person in connection with any claim or possible claim relating to this undertaking; or

(f)	any person with the prior written consent of the Borrower and China Merchants Bank Co., Ltd., Hong Kong Branch

3.	Nothing in paragraphs 1(a) to (d) of this letter shall apply to any Confidential Information which:

(a)	at the time of its disclosure is in the public domain or comes into the public domain for any reason except our failure, or failure on the part of any disclosee, to comply with the terms of this letter;

(b)	is disclosed on a non-confidential basis;

(c)	was lawfully in our possession prior to such disclosure;

(d)	is disclosed in connection with any legal or arbitration proceedings;

(e)	is required under the law or by any competent court or governmental, banking, taxation or other professional or regulatory authority to provide; or

(f)	is subsequently received by us from a third party without obligations of confidentiality.

4.	Our obligations under this letter shall terminate at such time as we become a Party to the Facility Agreement and bound by the terms thereof.

This letter shall be governed by Hong Kong law.

Yours faithfully,

For and on behalf of

[Authorised Signatory]
[Title]

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SIGNATURE PAGE

THE BORROWER

SIGNED by Julia Bo Huang	) /s/ Julia Bo Huang
duly authorised	)
for and on behalf of	)
CHINAEDU CORPORATION	)
in the presence of: Legal Manager, Eversheds	) /s/

THE LENDER

SIGNED by	) /s/
duly authorised	)
for and on behalf of	)
CHINA MERCHANTS BANK	)
CO., LTD., HONG KONG BRANCH	)
in the presence of:	)